UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DIALOGIC INC.

(Name of Subject Company)

DIALOGIC INC.

(Name of Persons Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

25250T100

(CUSIP Number of Class of Securities)

Anthony Housefather

Dialogic Inc. /co/ Dialogic Corporation

6700 Cote De Liesse, Suite 100

Montreal, Quebec, Canada H4T 2B5

514-745-5500

(Name, address and telephone numbers of person authorized toreceive notices and communications on behalf of the persons filing statement)

With a copy to:

Shon E. Glusky

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, New York 10112

Telephone (212) 653-8700

Fax (212) 653-8701

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 24, 2014 (together with any amendments and supplements thereto, the “Schedule 14D-9”) by Dialogic Inc., a Delaware corporation (the “Company”).

All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

The information set forth in Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following additional disclosure at the end of such Item.

“Certain Litigation

On or around October 28, 2014, a purported stockholder of Dialogic filed a putative class action lawsuit in the Superior Court of New Jersey, Morris County, against Dialogic, its directors, Parent, and Sub, captioned Stephen Bushansky v. Dialogic Inc., et al. The lawsuit alleges that the Dialogic directors breached their fiduciary duties to Dialogic stockholders, and that the other defendants aided and abetted those breaches, by seeking to sell Dialogic through an allegedly unfair process for an unfair price on unfair terms. The lawsuit seeks, among other things, equitable relief that would enjoin the consummation of the proposed merger, rescission of the merger agreement (to the extent it already is implemented), and attorneys’ fees and costs. Additional Dialogic stockholders may file additional lawsuits that seek similar relief based on similar allegations.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIALOGIC INC.

By:	/s/ Kevin Cook
Kevin Cook
Chief Executive Officer and President

Dated: November 3, 2014